Exhibit 2

EF Hutton SPV I LLC

2 Sea Wall Lane

Bayville, New York 11709

October 11 , 2022

VIA EMAIL AND

FED EX OVERNIGHT DELIVERY

Geoffrey T. Barker, Chairman

Laird Superfood, Inc.

295 West Lundgren Mill Drive

Sisters OR 97759

Dear Mr. Barker:

Please be advised that EF Hutton SPV I (“EFH SPVI”) has determined to withdraw its non-binding confidential proposal to potentially acquire all outstanding shares of the Common Stock of the Laird Superfood, Inc., not currently controlled by EFH SPVI, at a purchase price of $3.00 per share (the “Proposal”). The Proposal is hereby withdrawn effective immediately.

Sincerely yours,

Benjamin Piggott